EXHIBIT 4.11

Top Image Systems Ltd.

English Summary of Terms and Conditions of
Convertible Debentures Issued December 27, 2006

1.	Type of Offering

Top Image Systems Ltd. (the “Company”) issued convertible debentures (the “Debentures”) in a public offering on the Tel Aviv Stock Exchange. Pursuant to Regulation S under the Securities Act of 1933, as amended, the offering was made in Israel solely to residents of Israel. The offering was completed on December 27, 2006.

2.	Amount of Issuance, Denomination and Issuance Price

The Company issued 112,500 Debentures in the aggregate principal amount of NIS 61.9 million (approximately $14.7), in denominations of NIS 528 (approximately $124) par value each. The Company also effected a concurrent private placement to the underwriter of Debentures in the aggregate principal amount of NIS 500,000. The Debentures were issued at a purchase price equal to 96% of their par value. The gross proceeds to the Company were NIS 59.87 (approximately $14.1 million).

3.	Repayment of Principal

The principal is repayable in four annual installments commencing on December 31, 2009.

4.	Interest

The Debentures bear interest at an annual rate of six-month LIBOR minus 0.3%, linked to the U.S. Dollar. The interest is payable semi-annually commencing on June 30, 2007.

5.	Security

The Debentures are unsecured.

6.	Conversion at the Option of each Debenture Holder

The Debentures are convertible into Ordinary Shares, par value NIS 0.04 per share, of the Company, on any day of trading commencing at the time of their listing on the Tel Aviv Stock Exchange until December 15, 2012, with the exception of the period between December 16 and December 31 of each of the years between 2009 and 2011, at the conversion price of NIS 20.30 (approximately $4.81) per share.

The conversion price is subject to adjustment in the event that the Company effects a share split or reverse shares split, a distribution of bonus shares or cash dividend, or a rights offering.

7.	Conversion at the Option of the Company

The Company is entitled to force the conversion of the Debentures at any time commencing October 1, 2009 and ending December 31, 2012, by notice to the Debenture holders if the average price (as defined in the Debenture prospectus) of the Company’s Ordinary Shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the notice is greater than NIS 25.50 (approximately $6.04) per share. Notice of such forced conversation is required to be provided to the Tel Aviv Stock Exchange, the Israel Securities Authority and the trustee for the Debentures between 30 and 45 days prior the forced conversion.

8.	Repurchase Right of the Company

The Company is entitled to repurchase any Debentures, at any time and from time to time, in private transactions or in transactions on the Tel Aviv Stock Exchange. Any Debentures repurchased by the Company will be canceled and may not be reissued. Debentures purchased by a subsidiary of the Company will continue to be deemed outstanding and subject to transfer.